How Do You Apply the Most Effective Functional Coatings?



SONO•TEK Corporation

2013 Annual Report

SILVER NANOWIRES

X50,000 500nm


500 nm

On the Cover: Many industries are using Sono-Tek equipment in the application of functional nanocoatings. The SEM photo in the background of our cover image depicts Silver Nanowires (Ag NWs). Suspensions containing AG NWs are sprayed in the manufacture of touch screens for more efficient, enhanced response in electronics displays.

What else could nanowires do? Nanowires are also being used in research applications for faster performing electronics transistors enabling more powerful computer chips, high sensitivity chemical sensors capable of detecting disease and other biosensing functions, next generation battery technology, tissue scaffolding material in a range of medical applications, and thin film solar cell research.

Sono-Tek goes beyond simply spraying a material onto a substrate. With our combined application engineering expertise and global laboratory research and testing facilities, we develop an understanding of the intended function of various coatings in each of our key markets, and how to maximize the benefits of our ultrasonic spray technology for those functions. As a result, we can offer full coating solutions for the most effective functional ultrasonic coatings possible.

In addition to functional nanocoatings, the following pages will show a few more examples of the coating processes where Sono-Tek's patented ultrasonic spray technology has played an important role, and the opportunities that we have for participating in new product and technology achievements that are changing the world.





Spraying a uniform, sufficiently thin functional coating onto an implantable medical device as small and intricate as an expandable cardiac stent is an accomplishment that few coating technologies can achieve. Sono-Tek has not only accomplished this, but has shaped the industry itself as the world's leader in applying anti-restenosis polymer/drug coatings onto unique and complex stent geometries, providing hundreds of turn key coating systems to customers worldwide.

2013 CORPORATE HIGHLIGHTS

- **Invested in key market product developments**
- **Downturn in solar energy and government R&D affected sales**
- **Took actions to remain profitable in spite of downturn**
- **Maintained high level of gross margins**
- **Increased cash and marketable securities above previous year's level**

CONTENTS

Recent Press Releases

- Excerpt from February 27, 2013 Press Release
  Sono-Tek is pleased to announce a new distributor for the float glass industry, IfG, a leading provider to the float glass industry for powder application systems, based out of Waiblingen, Germany. The addition of Sono-Tek's ultrasonic liquid spray technology to IfG's line of glass coating equipment completes their full range of reliable, proven wet spray and dry coating systems for the float glass industry. IfG's long reputation for quality glass finishing makes them a perfect partner for distributing Sono-Tek's precision ultrasonic glass coating systems. IfG's 30 years of experience, reputation for quality equipment, and technical expertise in protecting glass is complemented by Sono-Tek's 35 years of innovation in high tech, reliable ultrasonic spray equipment.

- Excerpt from April 30, 2012 Press Release
  Sono-Tek announces a new TCO production volume ultrasonic spray pyrolysis system for thin film solar cell manufacturing. (The new) Impact ARRAY system is designed to deposit uniform Transparent Conductive Oxide (TCO) layers in spray pyrolysis applications. Previously, these layers have been formed using CVD or sputtering deposition processes. This new inline ultrasonic spray pyrolysis system gives (solar cell) manufacturers a viable (cost effective) alternative to costly, complicated vacuum deposition techniques.

- Excerpt from Article Published in the February, 2012 Issue of *Medical Design Briefs*
  "Drug Coated Balloons (DCB)s are still an evolving technology. The concept of delivering a spike of antiproliferative drugs to vascular tissue as a safe method of treating restenosis and artery disease has had significant preliminary success. The coatings that are applied and the methods behind application still require more development and results of current trials will need to help clarify some of the mixed messages that have been seen early on in this process.

  Ultrasonic Atomization Technology is a precise spray technique that is inherently able to adapt to this specific application. Allowing almost complete separation of independent variables makes this an ideal technology for manufacturing needs from process development to mass production. Ultrasonic atomization technology has been used for Drug Eluting Stent development and production for many years and shows indications of being highly successful in this new area of treatment."

OVERVIEW

Sono-Tek, founded in 1975 and publicly traded on OTC Bulletin Board (OTCBB: SOTK), develops, manufactures and sells unique high-end ultrasonic spray coating systems to a broad portfolio of industries: ***Electronics, Advanced Energy, Medical Devices, Glass, Textiles*** and ***Food***.

The Company is the world leader in the technology of ultrasonic atomization of liquids. Furthermore, the Company possesses comprehensive intellectual property, trade secrets and application expertise in this disruptive technology, which is continuously replacing conventional spraying systems. Sono-Tek's ultrasonic spray nozzle systems atomize low to medium viscosity liquids by converting electrical energy into mechanical motion in the form of ultrasonic vibrations that break liquids into very small and uniform droplets that can be applied with precision to surfaces at a low velocity.

Concerns over increasing costs and excessive use of expensive liquid coating materials in various industries have driven numerous manufacturers to adopt Sono-Tek ultrasonic spray nozzle systems. Sono-Tek's coating application technology is the preferred solution relative to that of its competitors because of its more precise, controllable and environmentally friendly advantages. Sono-Tek ultrasonic spray nozzles, with their characteristic fine mist spray, dramatically reduce overspray, save costs and minimize atmospheric contamination. Our ultrasonic systems have created a broad range of new applications that could not have been achieved with conventional spraying systems. Many additional application possibilities have been identified and remain to be pursued.

Technology Leadership

The Sono-Tek Engineering team is responsible for a continuous new product pipeline which has been the primary driver behind the Company's aggressive organic growth strategy over the past five years. The pipeline provides existing and new customers with ever-improving equipment and processes. Joint development projects with leading high-tech companies and research institutions, as well as various defense, energy and health agencies of governments from around the world, have produced a portfolio of next generation ultrasonic spray coating systems for electronics, energy, medical, industrial, nanotechnology and microencapsulation applications.

Financial Results

Sales


in U.S. Dollars
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
2010
2011
2012
2013

Income


in U.S. Dollars
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
2010
2011
2012
2013

Highlights

After three years of very strong growth with a CAGR of 21% since 2008, in the last twelve months we experienced a decline in our advanced energy segment that resulted in a 20% reduction in our sales this year. The problem originated in Europe, where governments were forced to reduce their subsidies encouraging the implementation of solar energy, due to their fiscal problems. This affected our Chinese and Asian manufacturer customers, where an overcapacity soon developed, leading to a reduction in demand for our coating systems. We expect the Chinese manufacturing segment to consolidate and then recover with fewer, but stronger players over the next year, and it is our objective to be prepared with advanced products that will help them reduce manufacturing costs and serve a more cost conscious end market.

Our net income dropped due to the decrease in sales; however we took prompt action to mitigate the impact and the final result demonstrated that our Company can navigate downturns as well as growth periods with stability. Our gross margin results remained in the high 40% range, which shows a strong ability to create choices for future growth. We used the funds generated by our gross margins to invest in new product and market development. We believe these investments will result in renewed growth in sales and income in the current and future fiscal years.

Finally, our cost control actions allowed us to increase our level of cash and marketable securities over the fiscal year, affording us the flexibility to invest in new market opportunities as they arise.

In summary we, like many other companies, faced a very challenging climate in the past year. Government actions and inaction contributed to an air of uncertainty for businesses both here and overseas, resulting in a slowdown in risk taking and new orders for capital goods. We were most affected in those areas that rely on some level of government support in terms of either R&D funding or market stimulus, such as solar energy. Our other market segments were affected in terms of either slower growth or some decline over the past year, but they should recover as business confidence increases. We are targeting areas such as medical device developments, new glass applications, advanced coatings for displays, and food safety applications, which we believe will provide us with growth in sales and income this year.

Cash & Marketable Securities


in U.S. Dollars
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
2010
2011
2012
2013

Earnings per Share


in U.S. Dollars
$0.10
$0.09
$0.08
$0.07
$0.06
$0.05
$0.04
$0.03
$0.02
$0.01
$0.00
2010
2011
2012
2013





New Advanced Energy Application

Silicon wafers sprayed with Phosphoric acid solutions prior to entering a diffusion furnace offer a cost effective alternative in silicon solar manufacturing.

Stock Price

Given the relatively small size of Sono-Tek's public float, the Company has not been adequately followed by public market investors. Therefore, the Company's public market valuation at times does not necessarily reflect the value associated with its proprietary technology, unique products and substantial growth potential. The Company has an R&D pipeline for which commercialization efforts sometimes require capital investments in excess of what is currently available to the Company. The Company is considering a range of strategic alternatives to more fully address the opportunities for future growth inherent in its unique high margin products.

Market Overview

The Company markets and distributes its products through independent distributors, sales representatives, sales representative companies, OEMs and an in-house direct sales force. The Company's sales force proactively markets products directly to customers located around the world, including North America, Asia, Europe and Latin America. The distributor network has increased markedly in strength over the past several years and serves as one of the Company's primary distribution channels.

Sono-Tek's geographically diverse customer base includes leading domestic and international OEMs and other Tier One suppliers. Sono-Tek's outreach efforts have led to strong, long-term customer relationships. Sono-Tek maintains these relationships through in-house teams of application and service engineers who regularly visit distributors and customers.

New Food Application

Ultrasonic spray of natural antimicrobial solutions onto prepared foods such as meat during slicing provides enhanced food safety and extends product shelf life.





Market/Product Systems

Electronics and Advanced Energy	
Spray Fluxing SonoFlux	_ Industry leading line of fluxers focused on North America, Europe and Asia. _ Some growth in consumer electronics market due to expansion into Latin America and North Africa and newer fluxer product.
Fuel Cells ExactaCoat & FlexiCoat	_ Upgraded liquid delivery component to enhance uniform distribution and uninterrupted operational capabilities. _ Decrease in sales due to lower government spending this past year.
Solar Cells ExactaCoat & FlexiCoat	_ Continued to expand process knowledge and product lines to the meet the needs of the thin film solar market, R&D and pilot lines, replacing costly CVD-based manufacturing. _ Overcapacity and slowing of silicon solar market resulted in a decrease in silicon solar sales, with predicted recovery in 2015-2016. New product targeted for introduction in FY2014.
Transparent Conductive Oxides for Display Coatings WideTrack	_ Identified and solved technical challenges arising from the corrosive and damaging nature of liquids – introduced new nozzle protective coatings: Gold/Cobalt series. _ Identified and developed relationships with key strategic partners in Asia and sold several development machines.
Semiconductor	
MEMs Nozzle Systems	_ Steady growth of both sales and application knowledge.
OLED Nozzle Systems	_ Continued to improve nozzle design with system integrator. _ Sales concentrated with a single major Asian customer that effectively controls majority of the market.
Flip Chip Fluxing Nozzle Systems	_ Market exploration completed and initial product design developed.
Ultrasonic Coating Systems	
Float Glass Coating WideTrack	_ Market retreated due to global economic uncertainty, but we expanded customer base to include new glass manufacturers and added an experienced global distributor.
Stent Coating MediCoat Series	_ Cardiovascular, peripheral, sinus and other stents. _ Capitalize on existing customers to ramp up production. _ Continue to promote leadership and expertise in the market.
Other Medical MediCoat, ExactaCoat/ FlexiCoat & WideTrack	_ Currently expanding into the following markets: Blood collection tubes, syringe barrels, well plates, cell culture growth, protein, spray drying nozzles and sutures.
Functional Coatings onto Glass WideTrack	_ Flat and panel glass. _ Anti-reflective, anti-scratch, anti-fog, anti-smudge, self-cleaning.
Drug Coated Balloons & Balloon Catheters MediCoat BCC	_ Similar customer base to that of stent coating products. _ Heparin, Paclitaxel, Rapamycin, Aspirin, lubricious, hydrophobic coatings. _ Introduction of two new machines this year.
Lens Coatings WideTrack	_ Eyewear, sunglasses, camera lenses, microscopes, visors. _ Anti-reflective, anti-scratch, anti-smudge, UV, photoresist.
Food Coatings WideTrack	_ Antimicrobials, nutraceuticals, flavorings onto food products. _ Several development projects completed successfully.
Textiles WideTrack	_ Antimicrobials, water/oil repellent, fire retardant, fragrances. _ Focus on several key customers in commercial and medical areas.

New Medical Device Application

Cardiac balloons used in angioplasty and other heart surgery procedures are coated with anti-restenosis drug solutions that are similar to implantable stent coatings. Sono-Tek's growing expertise in this application has enabled us to enter the market with a coating solution that fits the needs of balloon catheter manufacturers in providing the highest quality coated products for critical patient care.

Rapamycin Solution + Polymer





New Semiconductor Application

Ultrasonic coating offers manufacturers an effective solution for depositing photoresist uniformly into deep trenches of semiconductor wafers, a form of 3D printing on the nano/micro scale.

Chairman's Message



Everything we do at Sono-Tek is based on the core ultrasonic atomization nozzle technology that we invented and pioneered over the years since we were formed. We have demonstrated that ultrasonic spraying and coating provides many benefits to markets and customers unavailable using traditional pressure nozzle spraying and coating systems. First and foremost is the ability to produce very uniform and small spray droplets, which results in the ability to apply very thin and precise coatings. Thin, precision coatings allow customers to attain higher quality control while using reduced amounts of expensive liquids and chemicals. Customers also avoid the wasteful overspray inherent in the use of pressure nozzle systems, and reduce or completely eliminate the resulting environmental impact.

Our history is one of organic growth from one application and market to another, as we develop the necessary application engineering and understanding of unique customers needs in each new market. We now have penetrated five markets: printed circuit board manufacturing, advanced energy systems, medical device coatings, glass coatings, and have initial entries into food and textile coatings.

Beyond market diversity, Sono-Tek has also diversified in terms of geographical markets served. We now have a strong presence on three continents, North America, Europe, and Asia, and we are developing a greater presence in South America and Africa. We have long-term relationships with our Distributors overseas, and we now have five application laboratories located at key Distributors to help them serve their customers more effectively. Market and geographical diversification have been and will continue to be a key element of our strategy to create a business that can take advantage of growth opportunities and yet is resilient when one market or geography experiences a downturn, as happened this year.

The Sono-Tek Team – All teams look good when things are going well, just as all ships rise with a rising tide. It is when adverse situations occur that a team's true merits are revealed. This past Fiscal Year was one of adversity and challenge, and our team demonstrated an ability to rise to the challenge and maintain and enhance Sono-Tek's core competencies while dealing with the downturn. I would like to acknowledge and thank all of our team members for their performance in a difficult year, while looking forward to a return to better times.

Sincerely,

Christopher L. Coccio, Ph.D.
Chairman and CEO
July 11, 2013



Steve Harshbarger, President (left) and Dr. Christopher Coccio, CEO (right)

Forward-Looking Statements

We discuss expectations regarding our future performance, such as our business outlook, in our annual and quarterly reports, press releases, and other written and oral statements. These "forward-looking statements" are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations. These factors include, among other considerations, general economic and business conditions; political, regulatory, competitive and technological developments affecting our operations or the demand for our products; timely development and market acceptance of new products; adequacy of financing; capacity additions, the ability to enforce patents and the ability to achieve increased sales volume and continued profitability.

We undertake no obligation to update any forward-looking statement.

Overview

We have developed a unique and proprietary series of ultrasonic atomizing nozzles, which are being used in an increasing variety of electronics, advanced energy (solar and fuel cells), medical device, glass, textiles and food applications. These nozzles are electrically driven and create a fine, uniform, low velocity spray of atomized liquid particles, in contrast to common pressure nozzles. These characteristics create a series of commercial applications that benefit from the precise, uniform, thin coatings that can be achieved. When combined with significant reductions in liquid waste and less overspray than can be achieved with ordinary pressure nozzle systems, there is lower environmental impact and lower energy use.

Market Diversity

During the past four years we have invested significant time, monies and efforts to enhance our market diversity. Based on our core ultrasonic coating technology, we increased our portfolio of products, the industries we serve and the countries in which we operate.

Today we serve six major industries: electronics, advanced energy (solar and fuel cells), medical device, glass, textiles and food.

A majority of our sales now originate outside the United States, and we are geographically present directly and through distributors and trade representatives in North and Latin America, Europe and Asia. The infrastructure upon which this diversified market approach is based, includes a newly equipped process development laboratory, a strengthened sales organization with application engineers, an engineering team with additional talent and the latest, most sophisticated design software tools, as well as an expanded, highly trained installation and service organization.

The new products which were introduced, the new markets that were penetrated, and the regions in which we now operate, are a strong foundation for our future sales growth and enhanced profitability.

Liquidity and Capital Resources

Working Capital - Our working capital increased $25,000 from a working capital of $4,655,000 at February 29, 2012 to $4,680,000 at February 28, 2013. The increase in working capital is due to: net income of $132,000 and cash proceeds of $25,000 for the exercise of stock options, offset by cash outflows of $32,000 for patent costs, $352,000 for the purchase of equipment and furnishings and $121,000 for the repayments of notes payable. In addition, we incurred non-cash expenses for depreciation and amortization expense of $350,000, stock based compensation expense of $27,000, $6,000 for inventory reserve, $(4,000) increasing our deferred tax asset and $(6,000) decreasing our accounts receivable reserve. The Company's current ratio is 5.3 to 1 at February 28, 2013 as compared to 4 to 1 at February 29, 2012.

Our customer deposits on hand decreased $247,000 from $316,000 at February 29, 2012 to $69,000 at February 28, 2013. During the year ended February 28, 2013 we have seen an increase in the use of bank issued letters of credit by our international customers. The use of these letters of credit has reduced the need for our customers to submit cash deposits to us. The decrease in deposits for the year ended February 28, 2013 is a result of the utilization of letters of credit and the completion of sales for which we did receive cash deposits. We only accept letters of credit in US Dollars which must be issued by a bank. We do not believe that there is any material risk in the acceptance of these letters of credit.

Stockholders' Equity – Stockholders' equity increased $184,000 from $5,808,000 at February 29, 2012 to $5,992,000 at February 28, 2013. The increase in stockholders' equity is the result of the current year's net income of $132,000, stock based compensation of $27,000 and the exercise of stock options for $25,000.

Operating Activities – Our operating activities provided $611,000 of cash for the year ended February 28, 2013 as compared to providing $1,192,000 for the year ended February 29, 2012. During the year ended February 28, 2013, we had net income of $132,000, accounts receivable increased $181,000, inventories decreased $723,000, prepaid expenses and other assets decreased $33,000, deferred tax assets increased $4,000 and accounts payable, accrued expenses and customer deposits decreased $444,000 and income taxes payable decreased $31,000. In addition, we incurred non-cash expenses of $350,000 for depreciation and amortization, $27,000 for stock based compensation expense, $6,000 for inventory reserve and $6,000 for allowance for accounts receivable.

Investing Activities – For the year ended February 28, 2013, we used $1,106,000 in our investing activities as compared to using $491,000 for the year ended February 29, 2012. In 2013 and 2012, we used $352,000 and $475,000, respectively, for the purchase or manufacture of equipment, furnishings and leasehold improvements. In 2013 and 2012 we used $32,000 and $12,000, respectively, for patent application costs. In 2013 and 2012 we used $722,000 and $5,000, respectively for the purchase of marketable securities.

Financing Activities – For the year ended February 28, 2013, we used $96,000 in our financing activities as compared to their providing $147,000 of cash for the year ended February 29, 2012. We had proceeds of $25,000 and $10,000 for stock option exercises in 2013 and 2012, respectively. In addition, we made repayments of notes payable of $121,000 and $100,000 in 2013 and 2012, respectively. During the year ended February 29, 2012, we had proceeds of a note payable for $237,000 for the purchase of additional production equipment.

Net Decrease in Cash – For the year ended February 28, 2013, our cash balance decreased by $591,000 as compared to an increase of $848,000 for the year ended February 29, 2012. During the year ended February 28, 2013, our operations provided $611,000 of cash, we used $1,106,000 in investing activities and used $96,000 in our financing activities.

Net Increase in Marketable Securities – For the year ended February 28, 2013, our marketable securities increased to $976,000 from $254,000 at February 29, 2012.

We currently have a revolving credit line of $750,000 and a $250,000 equipment purchase facility, both of which are with a bank. The revolving credit line is collateralized by all of the assets of the Company, except for the land and buildings. The line of credit is payable on demand and must be retired for a 30 day period once annually. As of February 28, 2013, we had no outstanding borrowings under the line of credit.

We had outstanding borrowings of $141,000 under the equipment facility at February 28, 2013. The borrowing has a repayment term of 48 months and bears interest at 2.12%.

We had outstanding borrowings under a note payable of $1,973,000 at February 28, 2013. The note is payable over 20 years and bears interest at 5.5%. The note payable is secured by a mortgage on our land and buildings.

Results of Operations

For the year ended February 28, 2013, our sales decreased by $2,510,000 to $9,542,000 as compared to $12,053,000 for the year ended February 29, 2012, a decrease of 21%. During the year ended February 28, 2013, we experienced a decrease in sales of our nozzles and generators, fluxers, stent coating units, XYZ units, WideTrack units and hypersonic units. We did, however, see an increase in sales of our servo units.

For the year ended February 28, 2013, we were affected by the slowdown of solar energy projects due to an overcapacity in that industry, combined with a decrease in government incentives. In addition, other customers and segments slowed their purchasing activities, as governments here and overseas waited to correct imbalances. Our ultrasonic systems are often directly or indirectly funded by these governmental agencies. For the year ended February 28, 2013, our sales include approximately $1,700,000 related to direct/indirect governmental funding. For the twelve months ended February 29, 2012, our sales included approximately $2,800,000 related to direct/indirect governmental funding.

For the year ended February 28, 2013, sales to customers located in European countries decreased by $1,571,000 or 55%, sales to customers located in Asian countries decreased by $654,000 or 16% and sales to U.S. based customers decreased by $247,000 or 5%.

Our gross profit decreased $1,634,000, to $4,532,000 for the year ended February 28, 2013 from $6,166,000 for the year ended February 29, 2012. Our gross margin percentage was 48% for the year ended February 28, 2013 compared to 51% for the year ended February 29, 2012. The decrease in the current year's gross profit is due to the reduced sales volume we experienced this year. For the year ended February 28, 2013, the gross profit percentage on our individual product lines remained steady when compared to the year ended February 29, 2012.

Research and product development costs decreased $235,000 to $894,000 for the year ended February 28, 2013 as compared to $1,129,000 for the year ended February 29, 2012. The decrease is due to decreased engineering personnel and engineering materials. During the year ended February 28, 2013, we expended approximately $572,000 for engineering personnel as compared to $711,000 during the year ended February 29, 2012. During the year ended February 28, 2013, we expended approximately $128,000 for additional research, materials and product development as compared to $218,000 during the year ended February 29, 2012.

Marketing and selling costs decreased $183,000 to $2,215,000 for the year ended February 28, 2013 as compared to $2,398,000 for the year ended February 29, 2012. For the year ended February 28, 2013, we experienced decreases in commission expense, travel and entertainment expense, trade show expenses and depreciation expense.

During the year ended February 28, 2013, we expended approximately $652,000 for commissions as compared to $749,000 during the year ended February 29, 2012, a decrease of $97,000. During the year ended February 28, 2013, we expended approximately $357,000 for travel and trade show expenses as compared to $429,000 during the year ended February 29, 2012, a decrease of $72,000.

General and administrative costs decreased $95,000 to $1,154,000 for the year ended February 28, 2013 as compared to $1,249,000, for the year ended February 29, 2012. For the year ended February 28, 2013, we experienced decreases in salary expense, professional fees and stock based compensation expense. The decrease in these expenses was offset by increased corporate expenses and outside consulting fees related to the consideration of strategic and enhanced growth opportunities.

Rental Real Estate Operations:

Real estate operations expense are expenses for the operations of the Sono-Tek Industrial Park. All inter-company revenue is eliminated in consolidation. For the fiscal years ended 2013 and 2012, the results of our rental real estate operations are as follows:

	Fiscal Year Ended	
	February 28, 2013	February 29, 2012
Rental Income	$ 51,790	$ 86,377
Depreciation	59,241	57,415
Insurance	9,000	10,913
Grounds and Landscaping	9,101	20,676
Property taxes	40,979	38,900
Miscellaneous	238	678
Total Rental Expense	118,559	128,582
Loss before Interest	(66,769)	(42,205)
Interest expense	110,385	113,747
Net Loss	$(177,154)	$(155,952)

Rental income for the industrial park decreased $34,000 from $86,000 for the year ended February 29, 2012 to $52,000 for the year ended February 28, 2013. The decrease in rental income is a result of reducing the rent for one of our tenants that was experiencing financial hardship. We believe that reducing the rent was the most effective way to maintain our cash flow. The tenant is vacating the premises in May 2013 and its space is now being marketed. In April 2013, we signed a five year lease with a new tenant for 10,000 square feet.

Rental expenses for the industrial park decreased $10,000 from $129,000 for the year ended February 29, 2012 to $119,000 for the year ended February 28, 2013. The decrease is primarily a result of decreased grounds and landscaping expenses.

For the years ended February 28, 2013 and February 29, 2012, net cash outflows related to the industrial park were $181,000 and $159,000, respectively. These cash outflows are net of rental income and depreciation expense and include the principal payments on the industrial park's mortgage. Prior to purchasing the industrial park in December 2010, the Company had rental expense of approximately $142,000. We believe leasing the additional vacant space will provide a positive cash flow for the park when compared to our prior rental payments.

Interest income decreased to $5,000 for the year ended February 28, 2013 when compared to $6,000 for the year ended February 29, 2012. Our present investment policy is to invest excess cash in highly liquid mutual funds. Our holdings are rated at or above investment grade.

Interest expense decreased to $114,000 for the year ended February 28, 2013 as compared to $118,000 for the year ended February 29, 2012.

We recorded an income tax benefit of $74,000 for the year ended February 28, 2013 as compared to a benefit of $291,000 for the year ended February 29, 2012. As of February 28, 2013, we have no net operating loss deductions available to carryforward. The details of the current year's tax benefit are explained in Note 12 in our financial statements.

For the year ended February 28, 2013, we had net income of $132,000 as compared to $1,432,000 for the year ended February 29, 2012. The decrease in our net income is due to the reduced sales volume we experienced for the year ended February 28, 2013.

For the years ended February 28, 2013 and February 29, 2012, we do not believe that our sales revenue or net income has been adversely affected by the impact of inflation or changing prices.

Off - Balance Sheet Arrangements

We do not have any Off - Balance Sheet Arrangements as of February 28, 2013.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and may potentially result in materially different results under different assumptions and conditions. As of February 28, 2013, management believes there are no critical accounting policies applicable to the Company that are reflective of significant judgments and or uncertainties.

Stock-Based Compensation

The computation of the expense associated with stock-based compensation requires the use of a valuation model. ASC 718 is a complex accounting standard, the application of which requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. ASC 718 requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period.

Impact of New Accounting Pronouncements

All accounting pronouncements issued but not yet effective have been deemed to be not applicable or the adoption of such accounting pronouncement is not expected to have a material impact on the financials.

Report of Independent Registered Public Accounting Firms

Board of Directors and Stockholders
Sono-Tek Corporation

We have audited the accompanying consolidated balance sheet of Sono-Tek Corporation as of February 28, 2013 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended February 28, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 28, 2013, and the results of its operations and cash flows for the year ended February 28, 2013, in conformity with generally accepted accounting principles in the United States.



LIGGETT, VOGT & WEBB, P.A.
Certified Public Accountants
New York, New York
May 20, 2013

To the Stockholders and Board of Directors
Sono-Tek Corporation
Milton, New York

We have audited the accompanying consolidated balance sheet of Sono-Tek Corporation as of February 29, 2012, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended February 29, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sono-Tek Corporation, as of February 29, 2012 and the results of their operation and their cash flows for the year then ended February 29, 2012 in conformity with accounting principles generally accepted in the United States.



Sherb & Co., LLP
Certified Public Accountants
New York, New York
May 9, 2012

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	February 28, 2013	February 29, 2012
ASSETS		
Current Assets:		
Cash and cash equivalents	$1,940,906	$2,531,689
Marketable securities	975,910	253,987
Accounts receivable (less allowance of $20,000 and $26,000, respectively)	941,032	754,605
Inventories, net	1,829,171	2,559,128
Prepaid expenses and other current assets	79,605	112,392
Total current assets	5,766,624	6,211,801
Land	250,000	250,000
Buildings, net	2,170,409	2,229,650
Equipment, furnishings and leasehold improvements, net	683,368	617,200
Intangible assets, net	106,022	83,455
Deferred tax asset	90,021	86,167
TOTAL ASSETS	$9,066,444	$9,478,273
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 408,738	$ 552,979
Accrued expenses	477,027	529,732
Customer deposits	68,846	316,246
Current maturities of long term debt	125,999	120,303
Income taxes payable	6,331	37,250
Total current liabilities	1,086,941	1,556,510
Long term debt, less current maturities	1,987,236	2,114,196
Total Liabilities	3,074,177	3,670,706
Commitments and Contingencies	-	-
Stockholders' Equity		
Common stock, $.01 par value; 25,000,000 shares authorized, 14,503,010 and 14,455,444 issued and outstanding, respectively	145,030	144,553
Additional paid-in capital	8,709,601	8,657,629
Accumulated deficit	(2,862,364)	(2,994,615)
Total stockholders' equity	5,992,267	5,807,567
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$9,066,444	$9,478,273

See notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended	
	February 28, 2013	February 29, 2012
Net Sales	$ 9,542,354	$ 12,052,893
Cost of Goods Sold	5,010,093	5,886,667
Gross Profit	4,532,261	6,166,226
Operating Expenses		
Research and product development	894,481	1,128,729
Marketing and selling	2,214,750	2,398,367
General and administrative	1,153,862	1,249,209
Real estate operations expense	118,559	128,582
Total Operating Expenses	4,381,652	4,904,887
Operating Income	150,609	1,261,339
Other Income (Expense):		
Interest Expense	(113,931)	(118,115)
Interest Income	5,166	6,049
Other Income (Expense)	16,001	(7,499)
Income before Income Taxes	57,845	1,141,774
Income Tax Expense (Benefit)	(74,406)	(290,519)
Net Income	$ 132,251	$ 1,432,293
Basic Earnings Per Share	$ .01	$ .10
Diluted Earnings Per Share	$ .01	$ .09
Weighted Average Shares – Basic	14,484,200	14,442,908
Weighted Average Shares – Diluted	14,484,200	15,407,144

See notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended February 28, 2013 and February 29, 2012

	Common Stock Par Value $.01		Additional Paid – In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance – February 28, 2011	14,441,511	$144,416	$ 8,599,122	$(4,426,908)	$ 4,316,630
Exercise of stock options	13,933	137	9,907	-	10,044
Stock based compensation expense	-	-	48,600	-	48,600
Net Income	-	-	-	1,432,293	1,432,293
Balance – February 29, 2012	14,455,444	144,553	8,657,629	(2,994,615)	5,807,567
Exercise of stock options	47,566	477	24,869	-	25,346
Stock based compensation expense	-	-	27,103	-	27,103
Net Income	-	-	-	132,251	132,251
Balance – February 28, 2013	14,503,010	$145,030	$ 8,709,601	$(2,862,364)	$ 5,992,267

See notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended	
	February 28, 2013	February 29, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 132,251	$ 1,432,293
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	349,937	329,501
Stock based compensation expense	27,103	48,600
Inventory Reserve	6,554	-
(Increase) Decrease in:		
Accounts receivable	(181,426)	221,734
Inventories	723,401	(690,984)
Prepaid expenses and other assets	32,787	25,554
Deferred tax asset	(3,854)	(86,167)
(Decrease) Increase in:		
Accounts payable and accrued expenses	(196,946)	(68,121)
Customer deposits	(247,400)	(57,331)
Income taxes payable	(30,919)	37,250
Net Cash Provided by Operating Activities	611,488	1,192,329
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, furnishings and leasehold improvements	(352,212)	(474,041)
Purchase of marketable securities	(721,923)	(4,887)
Patent application costs	(32,218)	(12,230)
Net Cash (Used In) Investing Activities	(1,106,353)	(491,158)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of options	25,346	10,044
Proceeds from note payable – Bank	-	237,000
Repayment of long term debt	(121,264)	(100,327)
Net Cash (Used In) Provided by Financing Activities	(95,918)	146,717
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(590,783)	847,888
CASH AND CASH EQUIVALENTS:		
Beginning of year	2,531,689	1,683,801
End of year	$ 1,940,906	$ 2,531,689

See notes to Consolidated Financial Statements.

Years Ended February 28, 2013 and February 29, 2012

NOTE 1: BUSINESS DESCRIPTION

The Company was incorporated in New York on March 21, 1975 for the purpose of engaging in the development, manufacture, and sale of ultrasonic liquid atomizing nozzles, which are sold world-wide. Ultrasonic nozzle systems atomize low to medium viscosity liquids by converting electrical energy into mechanical motion in the form of high frequency ultrasonic vibrations that break liquids into minute drops that can be applied to surfaces at low velocity.

Based on its core technology of ultrasonic liquid atomizing nozzles, the Company has developed intellectual property in the area of precision spray coating of liquids. The Company is presently engaged in the development, manufacture, sales, installation and servicing of diverse ultrasonic coating equipment for various manufacturing industries worldwide.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Consolidation - The accompanying consolidated financial statements of Sono-Tek Corporation, a New York corporation (the "Company"), include the accounts of the Company and its wholly owned subsidiaries, Sono-Tek Cleaning Systems Inc. and Sono-Tek Industrial Park, LLC. Sono-Tek Cleaning Systems, Inc., a New Jersey Corporation ("SCS"), ceased operations during the Fiscal Year Ended February 28, 2002. Sono-Tek Industrial Park, LLC ("SIP"), operates as a real estate holding company for the Company's real estate operations and started operating in December 2010.

Reclassifications - Where appropriate, prior year's financial statements reflect reclassifications to conform to the current year's presentation.

Cash and Cash Equivalents - Cash and cash equivalents consist of money market mutual funds, short term commercial paper and short-term certificates of deposit with original maturities of 90 days or less.

Supplemental Cash Flow Disclosure -

	Years Ended	
	February 28, 2013	February 29, 2012
Interest paid	$113,931	$118,115
Income taxes paid	$ 38,848	$ 6,663

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for raw materials, subassemblies and work-in-progress and the specific identification method for finished goods.

Allowance for doubtful accounts - The Company records a bad debt expense/allowance based on management's estimate of uncollectible accounts. All outstanding accounts receivable accounts are reviewed for collectability on an individual basis. The bad debt expense recorded for the years ended February 28, 2013 and February 29, 2012 was $9,620 and $0, respectively.

Equipment, Furnishings and Leasehold Improvements – Equipment, furnishings and leasehold improvements are stated at cost. Depreciation of equipment and furnishings is computed by use of the straight-line method based on the estimated useful lives of the assets, which range from three to five years.

Land and Buildings - Land and buildings are stated at cost. Buildings are being depreciated by use of the straight-line method based on an estimated useful life of forty years.

Product Warranty - Expected future product warranty expense is recorded when the product is sold.

Intangible Assets -Include costs of patent applications which are deferred and charged to operations over seventeen years for domestic patents and twelve years for foreign patents and the unamortized portion of deferred financing costs. The accumulated amortization of patents is $95,634 and $85,983 at February 28, 2013 and February 29, 2012, respectively. Annual amortization expense of such intangible assets is expected to be $9,600 per year for the next five years.

Research and Product Development Expenses - Research and product development expenses represent engineering and other expenditures incurred for developing new products, for refining the Company's existing products and for developing systems to meet unique customer specifications for potential orders or for new industry applications and are expensed as incurred.

Income Taxes - The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Earnings Per Share - Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Shipping and Handling Costs – Shipping and handling costs are included in cost of sales in the accompanying consolidated statements of operations.

Advertising Expenses - The Company expenses the cost of advertising in the period in which the advertising takes place. Advertising expense for the years ended February 28, 2013 and February 29, 2012 was $218,279 and $248,798, respectively.

Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Recognition of Revenue - Sales are recorded at the time title passes to the customer, which, based on shipping terms, generally occurs when the product is shipped to the customer. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. Sales are presented net of discounts and allowances. Discounts and allowances are determined when a sale is negotiated. The Company does not grant its customers or independent representatives the ability to return equipment nor does it grant price adjustments after a sale is complete.

Concentration of Credit Risk - The Company does not believe that it is subject to any unusual or significant risks, in the normal course of business. The Company had one customer, which accounted for 4.6% of sales during the year ended February 28, 2013. Three customers accounted for 35.5% of the outstanding accounts receivables at February 28, 2013.

Fair Value of Financial Instruments - Effective June 1, 2008, the Company adopted the guidance in the Fair Value Measurements and Disclosure Topic of the Accounting Standards Codification for assets and liabilities measured at fair value on a recurring basis. This guidance establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of this guidance did not have an impact on the Company's financial position or operating results, but did expand certain disclosures. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, the guidance requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Quoted prices in active markets.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The fair values of financial assets of the Company were determined using the following categories at February 28, 2013:

	Quoted Prices in Active Markets (Level 1)	
	February 28, 2013	February 29, 2012
Marketable Securities	$ 975,910	$ 253,987

Marketable Securities include mutual funds of $975,910, that are considered to be highly liquid and easily tradeable as of February 28, 2013. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the Company's fair value hierarchy.

In addition, the guidance of the Fair Value Option for Financial Assets and Financial Liabilities Topic of the Codification was effective for June 1, 2008. The guidance expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements -

All accounting pronouncements issued but not yet effective have been deemed to be not applicable or the adoption of such accounting pronouncement is not expected to have a material impact on the financials.

NOTE 3: SEGMENT INFORMATION

The Company operates in two segments: ultrasonic spray coating systems, which is the business of developing, manufacturing, selling, installing and servicing ultrasonic spray coating equipment; and real estate operations, which is the business of owning and operating the Sono-Tek Industrial Park.

All inter-company transactions are eliminated in consolidation. For the twelve months ended February 28, 2013 and February 29, 2012, segment information is as follows:

	Twelve Months Ended							
	February 28, 2013				February 29, 2012			
	Ultrasonic Spraying	Rental Real Estate Operations	Eliminations	Consolidated	Ultrasonic Spraying	Rental Real Estate Operations	Eliminations	Consolidated
Net Sales	$9,490,564	$ 187,531	$ 135,741	$9,542,354	$11,966,516	$ 222,116	$ 135,739	$12,052,893
Rental Expense	$ 135,741	$ 118,559	$ (135,741)	$ 118,559	$ 135,739	$ 128,582	$ (135,739)	$ 128,582
Interest Expense	$ 3,546	$ 110,385		$ 113,931	$ 4,368	$ 113,747		$ 118,115
Net Income (Loss)	$ 173,664	$ (41,413)		$ 132,251	$ 1,452,506	$ (20,213)		$ 1,432,293
Assets	$6,574,429	$2,492,015		$9,066,444	$ 6,862,717	$2,529,389		$ 9,392,106
Debt	$ 140,619	$1,972,616		$2,113,235	$ 198,920	$2,035,579		$ 2,234,499

NOTE 4: STOCK-BASED COMPENSATION

The Company adopted ASC 718, "Share Based Payments" which requires companies to expense the value of employee stock options and similar awards.

The weighted-average fair value of options has been estimated on the date of grant using the Black-Scholes options-pricing model. The weighted-average Black-Scholes assumptions are as follows:

	2013	2012
Expected life	3 - 8 years	4 years
Risk free interest rate	.35% - .37%	.71% - 1.17%
Expected volatility	88.5%	29% - 31%
Expected dividend yield	0%	0%

In computing the impact, the fair value of each option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk free interest rate, volatility and expected remaining lives of the awards. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, the Company's stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Company's forfeiture rate, the Company analyzed its historical forfeiture rate, the remaining lives of unvested options, and the number of vested options as a percentage of total options outstanding. If the Company's actual forfeiture rate is materially different from its estimate, or if the Company reevaluates the forfeiture rate in the future, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

For the years ended February 28, 2013 and February 29, 2012, net income and earnings per share reflect the actual deduction for stock-based compensation expense. The impact of applying ASC 718 approximated $27,103 and $48,600 in additional compensation expense for the years then ended, respectively. Such amount is included in general and administrative expenses on the statement of operations. The expense for stock-based compensation is a non-cash expense item.

NOTE 5: INVENTORIES

Inventories consist of the following:

	February 28, 2013	February 29, 2012
Raw Materials	$ 1,073,492	$ 1,295,938
Work-in-process	385,092	544,805
Consignment	9,728	7,127
Finished Goods	561,298	905,142
Totals	2,029,610	2,753,012
Less: Allowance	(200,439)	(193,884)
	$ 1,829,171	$ 2,559,128

NOTE 6: BUILDINGS, EQUIPMENT, FURNISHINGS AND LEASEHOLD IMPROVEMENTS

Equipment, furnishings and leasehold improvements consist of the following:

	February 28, 2013	February 29, 2012
Buildings	$ 2,344,403	$ 2,296,606
Laboratory equipment	651,562	526,388
Machinery and equipment	639,102	613,946
Leasehold improvements	152,161	152,161
Trade show and demonstration equipment	908,819	772,313
Furniture and fixtures	654,151	641,572
Totals	5,350,198	5,002,986
Less: accumulated depreciation	(2,496,421)	(2,156,136)
	$ 2,853,777	$ 2,846,850

Depreciation expense for the years ended February 28, 2013 and February 29, 2012 was $340,286 and $321,577, respectively.

NOTE 7: ACCRUED EXPENSES

Accrued expenses consist of the following:

	February 28, 2013	February 29, 2012
Accrued compensation	$121,275	$ 198,056
Estimated warranty costs	27,750	36,000
Accrued commissions	232,920	181,682
Professional fees	33,000	30,172
Other accrued expenses	62,082	83,822
	$477,027	$ 529,732

NOTE 8: REVOLVING LINE OF CREDIT

The Company has a $750,000 revolving line of credit at prime which was 3.25% at February 28, 2013. The line of credit is collateralized by all of the assets of the Company, except for the land and buildings. The line of credit is payable on demand and must be retired for a 30 day period once annually. If the Company fails to perform the 30 day annual pay down or if the bank elects to terminate the credit line, the bank may at its option convert the outstanding balance to a 36 month term note with payments including interest in 36 equal installments. As of February 28, 2013, the Company's outstanding balance was $0, and the unused credit line was $750,000.

NOTE 9: LONG-TERM DEBT

Long-term debt consists of the following:

	February 28, 2013	February 29, 2012
Note payable, individual, collateralized by land and buildings, payable in monthly installments of principal and interest of $14,446 through January 2031. Interest rate 5.5%. 20 year term.	$ 1,972,617	$ 2,035,579
Equipment loan, bank, collateralized by related production equipment, payable in monthly installments of principal and interest of $5,158 through June 2015. Interest rate 2.12%. 48 month term.	140,618	198,920
Total long term debt	2,113,235	2,234,499
Due within one year	125,999	120,303
Due after one year	$ 1,987,236	$ 2,114,196

Long-term debt is payable as follows:

Fiscal Year ending February 28,	
2014	$ 125,999
2015	131,026
2016	94,600
2017	78,417
2018	82,839
Thereafter	$ 1,600,354

NOTE 10: BANK GUARANTEES

As of February 28, 2013, $79,154 of the Company's cash on deposit with a foreign bank was being utilized to collateralize guarantees issued by the bank in favor of international customers of the Company to secure their cash deposits on orders that have been remitted to the Company. The customers may exercise the guarantees, subject to certain performance requirements being met by the Company. The guarantees expire at various dates in 2013.

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company does not have any material commitments or contingencies as of February 28, 2013.

NOTE 12: INCOME TAXES

The annual provision (benefit) for income taxes differs from amounts computed by applying the maximum U.S. Federal income tax rate of 35% to pre-tax income as follows:

	February 28, 2013	February 29, 2012
Expected federal income tax	$ 47,155	$ 486,150
State tax, net of federal	6,736	34,725
Permanent timing difference	19,409	28,319
State tax credits	(76,137)	(251,196)
Utilization of net operating loss carryforwards and research and development tax credits	(71,569)	(502,350)
(Decrease) in valuation allowance	-	(86,167)
Income tax (benefit)	$ (74,406)	$(290,519)
Current federal and state income taxes	$ 5,585	$ 46,844
Recognition of deferred tax assets	(3,854)	(86,167)
State tax credits	(76,137)	(251,196)
Income tax (benefit)	$ (74,406)	$(290,519)

The net deferred tax asset is comprised of the following:

	February 28, 2013	February 29, 2012
Inventory	$ 129,000	$ 126,000
Allowance for accounts receivable	8,000	10,000
Accrued expenses and other	111,000	91,000
Research tax credits	100,000	110,000
Deferred tax asset	348,000	337,000
Deferred tax liability	(258,000)	(251,000)
Net deferred tax asset	$ 90,000	$ 86,000

At February 28, 2013 and February 29, 2012, the Company had no net operating loss carryforwards remaining but has $100,000 and $110,000 of research and development tax credits, respectively, being carried forward.

NOTE 13: STOCKHOLDERS' EQUITY

Stock Options – Under the 2003 Stock Incentive Plan, as amended ("2003 Plan"), options can be granted to officers, directors, consultants and employees of the Company and its subsidiaries to purchase up to 1,500,000 shares of the Company's common stock. Under the 2003 Plan options expire at various dates through 2023. As of February 28, 2013, there were 1,322,718 options outstanding under the 2003 plan.

Under the 2003 Stock Incentive Plan, option prices must be at least 100% of the fair market value of the common stock at time of grant. For qualified employees, except under certain circumstances specified in the plan or unless otherwise specified at the discretion of the Board of Directors, no option may be exercised prior to one year after date of grant, with the balance becoming exercisable in cumulative installments over a three year period during the term of the option, and terminating at a stipulated period of time after an employee's termination of employment.

On November 8, 2012, the Company granted 840,718 options to officers, and one person who became an officer subsequent to that date, and 140,000 options to directors, at an exercise price of $0.61. These options vest as follows: 33.33% on the date of grant, 33.33% one year from the date of grant and 33.33% two years from the date of grant. The options expire ten years from the date of grant. In exchange for the newly issued options, the officers and directors surrendered their outstanding options and these were cancelled. The surrendered options were set to expire at various dates from 2014 to 2021 and had an average strike price of $.95.

During Fiscal Year 2013, the Company also granted options for 115,000 shares exercisable at prices from $.48 to $.61 to officers of the Company and options for 10,000 shares exercisable at $.48 to an employee of the Company.

During Fiscal Year 2012, the Company granted options for 7,500 shares exercisable at prices from $1.09 to $1.30 to employees of the Company.

A summary of the activity of both plans for the years ended February 28, 2013 and February 29, 2012 is as follows:

	Stock Options		Weighted Average Exercise Price		Fair Value
	Outstanding	Exercisable	Outstanding	Exercisable	Vested
Balance – February 28, 2011...	1,361,268	1,104,293	$1.11	$1.06	$.34
Granted	7,500		1.23		
Exercised	(13,933)		(.72)		
Cancelled	(36,375)		(1.00)		
Balance – February 29, 2012...	1,318,460	1,204,660	1.10	1.11	.36
Granted	1,105,718		.60		
Exercised	(47,566)		(.79)		
Cancelled	(1,053,894)		(.93)		
Balance – February 28, 2013...	1,322,718	549,425	$ .67	$ .77	$.39

The intrinsic value of the Company's options exercised during the years ended February 28, 2013 and February 29, 2012 was $4,891 and $5,734, respectively.

Information, at date of issuance, regarding stock option grants for the years ended February 28, 2013:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Year ended February 28, 2013:			
Exercise price exceeds market price	-	-	-
Exercise price equals market price	1,105,718	$ .60	$ .31
Exercise price is less than market price	-	-	-

The aggregate intrinsic value of the Company's outstanding options at February 28, 2013 and February 29, 2012 was $459,966 and $493,435.

The following table summarizes information about stock options outstanding and exercisable at February 28, 2013:

	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number Exercisable
Range of exercise prices:				
$.42 to $.50	104,500	8.75	$ .48	42,000
$.51 to $1.00	1,098,718	9.45	$ .62	390,675
$1.01 to $1.95	119,500	2.67	$1.28	116,750
	1,322,718			549,425

NOTE 14: EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	February 28, 2013	February 29, 2012
Numerator for basic and diluted earnings per share	$ 132,251	$ 1,432,293
Denominator:		
Denominator for basic earnings per share-weighted average shares	14,484,200	14,442,908
Effects of dilutive securities:		
Stock options for employees, directors and outside consultants	-	964,236
Denominator for diluted earnings per share	14,484,200	15,407,144
Basic Earnings Per Share	$.01	$.10
Diluted Earnings Per Share	$.01	$.09

NOTE 15: SIGNIFICANT CUSTOMERS AND FOREIGN SALES

Export sales to customers located outside the United States were approximately as follows:

	February 28, 2013	February 29, 2012
Western Europe	$ 1,261,000	$ 2,832,000
Far East	3,399,000	4,053,000
Other	497,000	500,000
	$ 5,157,000	$ 7,385,000

During Fiscal Years 2013 and 2012, sales to foreign customers accounted for approximately $5,157,000 and $7,385,000, or 54% and 62% respectively, of total revenues.

One customer accounted for 4.6% of the Company's sales for Fiscal Year ended February 28, 2013.

NOTE 16: SUBSEQUENT EVENTS

The Company has evaluated subsequent events for disclosure purposes.

Common Stock

Our common stock trades on the over-the-counter QB platform. The following table sets forth the range of high and low closing bid quotations for our Common Stock for the periods indicated.

	Years Ended			
	February 28, 2013		February 29, 2012	
	HIGH	LOW	HIGH	LOW
First Quarter	$1.12	$ 0.80	$1.45	$1.02
Second Quarter	1.17	0.75	1.45	1.13
Third Quarter	0.91	0.50	1.38	1.07
Fourth Quarter	0.74	0.46	1.30	0.88

The above quotations are believed to represent inter-dealer quotations without retail markups, markdowns or commissions and may not represent actual transactions.

As of February 28, 2013, there were 195 shareholders of record of our Common Stock, according to our stock transfer agent. We estimate that we have between 1,000 and 1,400 beneficial shareholders of our common stock. The difference between the shareholders of record and the total shareholders is due to stock being held in street names at our transfer agent.

We have not paid any cash dividends on our Common Stock since inception. We intend to retain earnings, if any, for use in our business and for other corporate purposes.

Corporate Directory

Directors

Christopher L. Coccio, Ph.D. - Chairman and CEO

Joseph Riemer, Ph.D. - Vice President, Food Business Development

Samuel Schwartz - Chairman Emeritus and former Chairman of the Board, retired Chairman and CEO of Krystinel Corporation.

Edward J. Handler, Esq. - Compensation and Audit Committees, retired partner from Kenyon and Kenyon intellectual property law firm, President and COO of The Bronx Project, Inc., past President of the West Point Society of New York.

Eric Haskell, CPA - Audit Committee, former Executive Vice President and Chief Financial Officer of SunCom Wireless Holdings, Inc., former Chief Financial Officer of Systems & Computer Technology Corp.

Philip A. Strasburg, CPA - Chairman of the Audit Committee, Compensation Committee, Certified Public Accountant in New York State, retired partner from the accounting firm of Anchin Block and Anchin, LLP.

Donald F. Mowbray, Ph.D. - Chairman of the Compensation Committee, Independent Consultant, Retired head of General Electric's Corporate R&D Mechanical Engineering Laboratory.

Executive Officers

Christopher L. Coccio, Ph.D. - Chairman and CEO
R. Stephen Harshbarger - President
Joseph Riemer, Ph.D. - Vice President, Food Business Development
Stephen J. Bagley, CPA - Chief Financial Officer
Robb Engle - Vice President, Engineering

Corporate Headquarters

2012 Route 9W
Milton, NY 12547 USA
Phone: 845.795.2020
Fax: 845.795.2720

Corporate Website

http://www.sono-tek.com

Corporate E-mail

info@sono-tek.com

SONO·TEK CORPORATION

2012 Route 9W Milton, NY USA T (845)795.2020 F (845)795.2720 Email: info@sono-tek.com Internet: www.sono-tek.com